A4 3/23/2004 U.S. SECURIT [redacted] MMISSION
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04017491

ANNUAL AUDITED REPORT FORM X-17 A-5 PART III	Information Requi... ...d Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-51291

REPORT FOR THE PERIOD BEGINNING - 1/1/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hantz Financial Services, Inc.
(a wholly-owned subsidiary of
Hantz Group, Inc.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2004
DIVISION OF MARKET REGULATION

Official Use Only
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

24901 Northwestern Hwy, Suite 710
(No. and Street)

Southfield	Michigan	48075
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Renee Yaroch 248-304-2855
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Rehmann Robson	5750 New King Street, Suite 100	Troy	MI	48098
	(Number and Street)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

❖ Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410(1-78)

A4 3/23/2004

OATH OR AFFIRMATION

I, Renee Yaroch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hantz Financial Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

CORY A. ESSENBURG
NOTARY PUBLIC OAKLAND CO., MI
MY COMMISSION EXPIRES Feb 8, 2007

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Shareholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1. and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

HANTZ FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Hantz Group, Inc.)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

IN ACCORDANCE WITH RULE 17a-5

AND

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2003

HANTZ FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Hantz Group, Inc.)

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements for the Year Ended December 31, 2003	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Shareholder Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 8
Supplementary Schedule	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	9
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	10- 11

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP   An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

January 30, 2004

To the Shareholder and Board of Directors
Hantz Financial Services, Inc.
Southfield, Michigan

We have audited the accompanying statement of financial condition of Hantz Financial Services, Inc. (a wholly-owned subsidiary of Hantz Group, Inc.) as of December 31, 2003, and the related statements of income, changes in shareholder equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hantz Financial Services, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on Page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

5750 New King Street • Suite 100 • Troy, MI 48098 • 248.952.2676 • Fax 248.952.5464 • www.rehmann.com

HANTZ FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Hantz Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

	December 31 2003
ASSETS	
Cash and cash equivalents	$ 3,344,275
Cash reserved for clearing organizations	220,100
Accounts receivable for marketing support	150,000
Notes receivable	406,601
Receivables from affiliates, net of allowance for doubtful accounts of $338,500	17,046
Furniture, equipment and leasehold improvements net of accumulated depreciation of $188,256	16,907
Deposits and other assets	97,699
Deferred income taxes	222,000
Total assets	**$ 4,474,628**
LIABILITIES AND SHAREHOLDER EQUITY	
Liabilities	
Amounts due to clearing organizations	$ 220,100
Accrued compensation	528,672
Accounts payable and accrued expenses	68,378
Due to affiliate	3,630
Due to Parent	91,977
Total liabilities	**912,757**
Shareholder equity	
Common stock, no par value; 10,020,000 shares authorized, 1,000 shares issued and outstanding	533,121
Retained earnings	3,028,750
Total shareholder equity	**3,561,871**
Total liabilities and shareholder equity	**$ 4,474,628**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Hantz Group, Inc.)

STATEMENT OF INCOME

	Year Ended December 31 2003
Revenues	
Commissions	$ 21,354,893
Investment and advisory fees	866,913
Other	497,950
Total revenues	**22,719,756**
Expenses	
Compensation, commissions and benefits	14,325,953
Management fees	1,511,466
Communications and data processing	560,538
Occupancy	596,314
Other	1,120,961
Total expenses	**18,115,232**
Operating income	**4,604,524**
Interest income	30,415
Income before allocation in lieu of income taxes	**4,634,939**
Allocation in lieu of income taxes	1,590,000
Net income	**$ 3,044,939**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Hantz Group, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances, January 1, 2003	1,000	$ 533,121	$ 1,347,060	$ 1,880,181
Dividends paid to Parent	-	-	(1,363,249)	(1,363,249)
Net income	-	-	3,044,939	3,044,939
Balances, December 31, 2003	1,000	$ 533,121	$ 3,028,750	$ 3,561,871

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Hantz Group, Inc.)

STATEMENT OF CASH FLOWS

	Year Ended December 31 2003
Cash flows from operating activities	
Net income	$ 3,044,939
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	14,260
Net changes in operating assets and liabilities which provided (used) cash:	
Cash reserved for clearing organizations	(49,265)
Accounts receivable for marketing support	(150,000)
Receivable from affiliates	105,276
Deposits	(1,746)
Other assets	4,560
Amounts due to other clearing organizations	113,505
Accrued compensation	(205,164)
Accounts payable and accrued expenses	10,478
Due to parent	(290,542)
Net cash provided by operating activities	**2,596,301**
Cash flows from investing activities	
Issuance of notes receivable	(220,000)
Collections of notes receivable	23,399
Net cash used in investing activities	**(196,601)**
Cash flows from financing activities	
Dividends paid to parent	(1,363,249)
Net increase in cash and cash equivalents	**1,036,451**
Cash and cash equivalents, beginning of year	2,307,824
Cash and cash equivalents, end of year	**$ 3,344,275**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Hantz Group, Inc.)

NOTES TO FINANCIAL STATEMENTS

---

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hantz Financial Services, Inc. (the "Company") is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts. The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers ("NASD"). The Company is a Michigan Corporation that is a wholly-owned subsidiary of Hantz Group, Inc. (the "Parent"). The Company's revenues are primarily generated through the sale of financial products and investment advisory services to individuals and small businesses. Customers of the Company are located predominantly in the States of Michigan and Ohio.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of demand deposits in banks and cash on hand. The Company had deposits in major financial institutions in excess of federally insured limits; management believes interest rate or other financial risks associated with these deposits is not significant.

Cash Reserved for Clearing Organizations

Cash of $220,100 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securites and Exchange Commission.

Securities Transactions

Commission income and related expenses on security transactions are reported on a settlement date basis. The accompanying financial statements would not be materially different if these transactions were recorded on a trade date basis.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Management annually reviews these assets to determine whether carrying values have been impaired.

Depreciation is computed using principally accelerated methods over the estimated useful lives of the related assets.

Allocation in Lieu of Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company currently has no formal income tax sharing agreement with the Parent, and as such, income taxes have been determined as if the Company filed on a separate return basis.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and federal income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences related primarily to the deferred payment of certain compensation. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current year tax or benefit plus or minus the change during the year in deferred tax assets and liabilities.

2. RELATED PARTY TRANSACTIONS

The Parent provides accounting, administrative and managerial services to the Company. Amounts charged by the Parent are based on an allocation of actual costs based on estimated time dedicated to services provided to the Company in relation to the Parent's services provided to other subsidiaries. The cost of these services approximated $1,511,000 during 2003. In addition, software utilized for processing securities transactions was developed for the Company by Hantz Technology, LLC, which the Parent is the sole member. The Company leases this software, on a month-to-month basis, from Hantz Technology, LLC. Total rental expense incurred in connection with the lease of this software was approximately $542,000 during 2003. While the Parent believes the allocation method is practical and reasonable under the circumstances, and Hantz Technology considers the rental payments for use of its software to be reasonable, it is not necessarily contemplated that costs ultimately charged to the Company are representative of the costs the Company would incur in conducting its business if it operated on a stand-alone basis.

The Company leases office space under various operating leases with its Parent. Net rental expense on operating leases was $594,000 in 2003.

The following is a schedule of annual future minimum lease payments required under operating leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2003:

Year Ending		Non-Cancelable Operating Leases
2004	$	1,049,208
2005		971,828
2006		883,496
2007		780,189
2008		532,371
Thereafter		6,131
Total minimum payments due	$	4,223,223

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital in an amount the greater of $50,000 or 6.66% of aggregate indebtedness ($46,130) at December 31, 2003 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $2,830,454, which was $2,780,454 in excess of the required amount of net capital. The Company's net capital ratio was 0.24 to 1.

4. EMPLOYEE BENEFIT PLAN

The Company maintains a deferred compensation plan qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute a portion of gross compensation into the retirement plan up to the maximum determined by the Internal Revenue Code. Matching contributions to the Plan are determined annually by the Board of Directors. The Company did not make any form of matching contribution in 2003.

* * * * * *

SUPPLEMENTARY SCHEDULE

HANTZ FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Hantz Group, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31 2003
Net capital	
Total shareholder equity	$ 3,561,871
Deductions	
Non-allowable assets	
Furniture, equipment and leasehold improvements	16,907
Receivables from affiliates	17,046
Notes receivable	406,601
Deposits	2,200
Other assets	453
Deferred tax asset	222,000
Total deductions	665,207
Net capital, before haircuts on security positions	2,896,664
Haircuts on unsecured money markets	65,850
Net capital	$ 2,830,814
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 163,985
Accrued compensation	528,672
Total aggregate indebtedness	$ 692,657
Computation of basic net capital requirement	
Minimum dollar net capital requirement	$ 50,000
Excess net capital at 1,500%	$ 2,784,637
Excess net capital at 1,000%	$ 2,761,548
Excess net capital	$ 2,780,814
Ratio of aggregate indebtedness to net capital	.24 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 2,813,937
Audit adjustment to adjust federal and state income taxes	16,877
Net capital, per above	$ 2,830,814

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

January 30, 2004

To the Shareholder and Board of Directors
Hantz Financial Services, Inc.
Southfield, Michigan

In planning and performing our audit of the financial statements of Hantz Financial Services, Inc. (the "Company") (a wholly-owned subsidiary of Hantz Group, Inc.) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in an of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those

5750 New King Street • Suite 100 • Troy, MI 48098 • 248.952.2676 • Fax 248.952.5464 • www.rehmann.com

practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson